UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1
                    Under the Securities Exchange Act of 1934



                           PARK HILL CAPITAL III CORP.
               ---------------------------------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-30021
                   -------------------------------------------
                               Commission File No.


                     Nevada                         84-1492104
           ------------------------             -------------------
           (State of Incorporation)                (IRS Employer
                                                Identification No.)


                                 P.O. Box 461029
                            Glendale, Colorado 80246
                     ---------------------------------------
                    (Address of principal executive offices)



                                 (303) 394-1187
               ---------------------------------------------------
              (Registrant's telephone number, including area code)


                                  July 11, 2006

                           PARK HILL CAPITAL III CORP.
                                 Schedule 14f-1

                                  INTRODUCTION

     This Information Statement is being furnished to you and the other shareholders of Park Hill Capital III, Corp. ("we" or the "Company") pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in our Board of Directors. This change may result from the proposed Share Exchange (the "Share Exchange") between the Company, Polara Global Limited, a British Virgin Islands international business company ("Polara"), each of Polara's shareholders and WuJiang DeYi Fashions Clothes Company Limited, a People's Republic of China limited liability company ("DeYi"), pursuant to which the Company will acquire 100% of Polara's issued and outstanding membership interests for the issuance by the Company of 73,834,000 shares of the Company's $0.001 par value common stock (the "Common Stock"). If the Share Exchange is completed, our Board of Directors will be replaced with individuals designated by Polara. None of our shareholders will have the opportunity to vote on the Share Exchange. We are providing this Information Statement to you in order to keep you informed.

                               THE SHARE EXCHANGE

     The Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") on January 26, 2006 between the Company, the Majority Stockholders, Polara Global Limited, a British Virgin Islands international business company ("Polara"), each of Polara's shareholders and WuJiang DeYi Fashions Clothes Company Limited, a People's Republic of China limited liability company ("DeYi"), pursuant to which the Company will acquire 100% of Polara's issued and outstanding membership interests for the issuance by the Company of 73,834,000 shares of the Company's Common Stock (the "Share Exchange"). The Share Exchange is subject to certain conditions, as further described in the Company's Form 8-K filed on February 1, 2006 which is incorporated herein by reference. The Share Exchange Agreement was to terminate under its terms on April 15, 2006 if the closing had not occurred by that date. Effective April 15, 2006, the Company, the Majority Stockholders, Polara, each of Polara's shareholders and DeYi entered into an Amendment to the Share Exchange Agreement (the "Share Exchange Amendment") which, among other things, provided an extension of the termination of the Share Exchange Agreement to June 30, 2006.

     If the Share Exchange is consummated, Polara will become a wholly-owned subsidiary of Park Hill. Polara owns 100% of the membership interests of DeYi. DeYi, organized in 2000, is a textile manufacturing company located in the People's Republic of China. DeYi manufactures a variety of products using polyester, cotton, nylon viscose, acetate, cupro and other materials.

     The consummation of the Share Exchange is subject to certain terms and conditions customary for transactions of this type. In addition, pursuant to the terms of the Share Exchange Agreement, each party has agreed to indemnify the other for an agreed upon period following the Closing for losses arising from, among other things, such party's breach of its representations, warranties or covenants under the Share Exchange Agreement and certain other matters, subject to limitation in accordance with an agreed upon deductible and cap on indemnifiable losses. Prior to the closing, the Share Exchange Agreement requires, among other things, that Park Hill change its name to New Fiber Cloth Technology, Inc. and effectuate an increase in the authorized number of shares of Park Hill Common Stock from 25,000,000 to 200,000,000.

     To effectuate the Share Exchange, we have agreed to issue to the shareholders of Polara (the "Polara Equity Owners") an aggregate of 73,834,000 shares of the Company's Common Stock (the "Share Exchange Consideration"). On the Closing Date, our officers and directors, Ms. Deborah A. Salerno and Frank
L. Kramer (the "Outgoing Directors"), will resign and be replaced by new directors as designated in the Share Exchange Agreement (the "Incoming Directors"). We disclosed the general terms of the Share Exchange Agreement in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on January 30, 2006. In the event that the Share Exchange is not consummated, the Outgoing Directors will remain the directors of the Company.

     On the Closing Date, anticipated to occur no later than June 30, 2006, the three Incoming Directors shall be appointed under the conditions to closing of the Share Exchange Agreement to replace the Outgoing Directors of the Company. The change in directors will be effective on the Closing Date of the Share Exchange, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock. There is no assurance that the closing of the Share Exchange will occur, as the closing of the Share Exchange is contingent upon the satisfaction of several other conditions in the Share Exchange Agreement, including continuing due diligence and the execution and receipt of necessary closing documents. You can obtain information about the closing of the Share Exchange in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

                                VOTING SECURITIES

     As of May 1, 2006, we had 3,886,000 shares of common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. On the effective date of the Share Exchange (the "Effective Date"), following the issuance of the Share Exchange Consideration, there will be 77,720,000 shares of our Common Stock outstanding and zero shares of preferred stock outstanding. The Company has no other securities, voting or nonvoting, outstanding.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership(1) of our common stock as of the Effective Date by (i) each of the Incoming Directors; (ii) each executive officer of the Company anticipated to be appointed on the Closing Date; (iii) each person who will be the beneficial owner of more than five percent of our common stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.


                                                               Number of Shares
Name and Address                           Position           Beneficially Owned   Percent of Class(2)
---------------------                      --------           ------------------   ----------------
Yao DeRong                               CEO/Chairman              22,150,200              28.50%
No. 50,1 Borough Mulan Xin Cun
Shengze Town
Wujiang City, Jiangsu Province, 215228
China

Itochu Textile Materials
Asia Limited                                                        18,015,496             23.18%
Suites 2304-6, the Gateway Tower 2,
25-27, Canton Road,
Tsimshatsui, Kowloon, Hong Kong

Yoichi Ikezoe                             Director                           0                  *
Suites 2304-6, the Gateway Tower 2,
25-27, Canton Road,
Tsimshatsui, Kowloon, Hong Kong

Yao YungZhen                                                         5,906,720              7.60%
No. 50,1 Borough Mulan Xin Cun
Shengze Town
Wujiang City, Jiangsu Province, 215228
China

Yao YungHong                                                         5,906,720              7.60%
No. 50,1 Borough Mulan Xin Cun
Shengze Town
Wujiang City, Jiangsu Province, 215228
China

Ren WeiRong                               Director/Secretary         5,906,720              7.60%
No. 50,1 Borough Mulan Xin Cun
Shengze Town
Wujiang City, Jiangsu Province, 215228
China

Tang ShengLi                                                         5,906,720              7.60%
No. 50,1 Borough Mulan Xin Cun
Shengze Town
Wujiang City, Jiangsu Province, 215228
China

Frank L. Kramer                                                      1,250,000                  *
7676 East Arizona Drive
Denver, Colorado 80231

Deborah A. Salerno                                                   1,100,000                  *
355 South End Ave., 22-B
New York, New York 10280

John P. O'Shea                                                       1,100,000                  *
10 West St. Ste. 28-C
New York, New York 10004
All directors and executive
   officers as a group (3persons)
-----------------------------------------------------
*        Less than 1%


(1) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

                                CHANGE IN CONTROL

     As stated above, in connection with the Share Exchange Agreement, on the Effective Date we will issue an aggregate of 73,720,000 shares of our common stock to the Polara Equity Owners for 100% of the issued and outstanding common stock of Polara. On the Closing Date of the Share Exchange, the Polara Equity Owners will therefore acquire 95% of our then outstanding common stock on a fully diluted basis through the terms of the Share Exchange Agreement. On the Closing Date of the Share Exchange, the Outgoing Directors shall resign their positions as directors and officers of the Company. On the Closing Date, the three Incoming Directors will become all the members of the Board. As a result, the Company will have experienced a change in control.

     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

                                LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. See, "Directors and Executive Officers" below for a description of any legal proceedings involving the Incoming Directors and officers.


                                    DIRECTORS

     As described above, in connection with the Share Exchange Agreement, the Outgoing Directors will resign as executive officers and directors of the Company as of the Closing Date. The following information relates to the Incoming Directors who will become directors upon the Closing Date, each of whom has agreed to serve if appointed:

Incoming Director          Age                Position
-----------------          ---                ---------------------------------
Yao DeRong                  62                Chairman, Chief Executive Officer
Ren Wei Ron                 44                Director, Secretary
Ikezoe Yoichi               47                Director

     Each of the Incoming Directors will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Future officers of the Company will serve at the pleasure of the Board of Directors.

Business Experience
-------------------

     The following information summarizes the business experience of the Incoming Directors for at least the last five years:

Mr. Yao DeRong, aged 62, has served as the Chief Executive Officer and the Chairman of the Board of Polara Global Limited since 1999. Mr. Yao founded DeYi and has also served as DeYi's Chief Executive Officer and Chairman of the Board of Directors since 2000.

Mr. Ren Wei Rong, aged 44, has served as a Director of Polara Global Limited since 1999. Mr. Ren also has served as the General Manager, Director and the Secretary of DeYi since May 2000. Prior to joining DeYi, Mr. Ren was the manager of operations at Wu Jiang Art Weaving Factory. Mr. Ren is a son-in-law of Mr. Yao and husband of Ms. Yao Yun Zhen.

Mr. Ikezoe Yoichi, aged 47, is the Managing Director of Itochu Textile Materials
(Asia) Limited and has held that position since April 2005. Before becoming Managing Director at Itochu Textile Materials (Asia) Limited, Mr. Yoichi acted as Section Manager at Itochu Corporation from 2002 to 2005. Prior to taking on the role of Section Manager in 2002, Mr. Yoichi worked as a staff in Beijing, Shanghai and Hong Kong for the Itochu Corporation from 1986 to 2002.

None of the Incoming Directors, executive officers, or control persons of the Company has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the "Commission") or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     DeYi had sales of fabricated Bemerg silk clothes to Shanghai Itochu Company, a related company of Director Yoichi, during fiscal 2005 of approximately $283,469, of which approximately $23,803 was included in trade receivable as of December 31, 2005. The Bemerg silk materials used in the sales to Shanghai Itochu Company during fiscal 2005 were purchased by DeYi from Shanghai Itochu Company's parent, Japan Itochu Company, a related company of Director Yoichi. During fiscal 2005, DeYi purchased approximately $253,171 of raw materials from Japan Itochu Company. The amount due to Japan Itochu Company for fiscal 2005 ended as of December 31, 2005 was $200,553.

     DeYi made purchases from Wujiang Delong Fashion Clothes Co., Ltd. (WDFC), a company owned by a Director for the year 2005 in the amount of $7,029. The amount due from WDFC for the year ended 2005 was $5,838.

     A net land use right of $168,286 and $168,972 at December 31, 2005 and 2004, respectively is registered in the name of WDFC. WDFC has leased all of the useful lives to DeYi at the cost of the land and DeYi paid all of the rental payments to WDFC since the inception of the lease.

     The amount due from Director Yao DeRong for the year ended December 31, 2005 was $189,359. Mr. Yao repaid the Company the entire amount on or about June 30, 2006. The amount due from Director Ren WeiRong for the year ended December 31, 2005 was $73,911. Mr. Ren repaid the Company the entire amount or about June 30, 2006.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, generally requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities ("10% owners") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors and executive officers and 10% owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, after the Closing Date, the Board may establish one or more committees, in its discretion.

     During our current fiscal year to the date of this filing, the Board had no meetings but took action by unanimous consent on three separate occasions. The Company does not have any disagreements with the Outgoing Directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes the total compensation of our President and Secretary for the last three years. They were our only executive officers during that time.


                             Summary Compensation

                                                                                   Long Term Compensation
                                                                                       Securities
                                                              Annual Compensation      Underlying
                                                                                           Stock
Name                                Period                             Salary            Options
----                                ------                             ------           -----------
Deborah A. Salerno:                 Year ended December 31, 2005       $ 0               -0-
   President, Director              Year ended December 31, 2004       $ 0               -0-
                                    Year ended December 31, 2003       $ 0               -0-

Frank L. Kramer:                    Year ended December 31, 2005       $ 0               -0-
   Secretary, Treasurer, Director   Year ended December 31, 2004       $ 0               -0-
                                    Year ended December 31, 2003       $ 0               -0-
---------------------

No stock options were granted to the directors or executive officers during the last year. No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

The Company does not pay compensation to members of its Board of Directors. A director may receive compensation, if at all, as an officer or employee for those duties exclusively. The Board may decide to compensate its members in the future, as it so decides in the best interest of the shareholders.


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 PARK HILL CAPITAL III CORP.


                                 By:  /s/ Deborah A. Salerno
                                      -----------------------------
                                      Deborah A. Salerno, President
                                      and Director